UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-39088

Aesthetic Medical International Holdings Group Limited

1122 Nanshan Boulevard
Nanshan District, Shenzhen
Guangdong Province, China 518052
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed on June 6, 2022, Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, the Company received a notice dated June 2, 2022 from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, based on the Company’s stockholders’ equity as reported in its annual report on Form 20-F for the year ended December 31, 2021, the Company did not meet the minimum stockholders’ equity requirement for continued listing on the Nasdaq Global Market under Nasdaq Listing Rule 5450(b)(1)(A) (the “Rule”). As provided in the Rule, the Company has 45 calendar days to submit a plan to regain compliance with the minimum stockholders’ equity requirement.

As previously disclosed on December 6, 2022, on December 1, 2022, the Company received a staff determination letter from the Nasdaq notifying the Company of the determination of the Nasdaq staff that because the Company had not regained compliance with the Rule, unless the Company requests an appeal of this determination, the Company’s securities would be scheduled for delisting from The Nasdaq Global Market. In response, the Company requested a hearing before the Nasdaq Hearings Panel. Subsequently, the Company submitted an application to transfer the listing of its securities from The Nasdaq Global Market to The Nasdaq Capital Market (the “Transfer Listing”).

The Company announced that on January 17, 2023, the Listing Qualifications of Nasdaq approved the Company’s request to the Transfer Listing. The Transfer Listing took effect at the opening of business on January 19, 2023. Upon the Transfer Listing, the Company would meet The Nasdaq Capital Market $35 million market value of listed securities requirement and all other requirements under Nasdaq Listing Rule 5550. The Transfer Listing is not expected to have any impact on trading in the Company’s securities. The Company’s securities will continue to trade uninterruptedly under the symbol “AIH”. The Nasdaq Capital Market operates in substantially the same manner as the Nasdaq Global Market, and companies on the Nasdaq Capital Market must meet certain financial and corporate governance requirements to qualify for continued listing.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates treatment centers that spread across major cities in mainland China, with a major focus in the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtze River Delta area in China. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, general medical services, and other aesthetic services. For more information regarding the Company, please visit: https://ir.aihgroup.net/.

Cautionary Statements

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2023	Aesthetic Medical International Holdings Group Limited

	By :	/s/ Guanhua WU
Chief Financial Officer